UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, June 24th 2021

GAL Note N°91/2021

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSAS Y MERCADOS ARGENTINOS S.A.

Argentine Stock Exchange

Sarmiento 299

Technical and Negotiable Securities Management

Ref: EDENOR S.A. - Material Fact. -

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“Edenor S.A.” or the “Company”), in relation to the relevant event published by the Company on December 28, 2020 and in compliance with the applicable regulations, in order to inform that today we have taken notice that Resolution N ° 207/2021 of the National Electricity Regulator was published in the Official Gazette by which, said entity authorizes Pampa Energía SA to transfer all their Class A shares, representing 51% of the capital stock and votes of the Company to Empresa de Energía del Cono Sur S.A. according to the share purchase agreement signed on December 28, 2020.

The Material Fact published in this regard by Pampa Energía S.A. is attached.

Yours faithfully,

Gabriela L. Chillari

Attorney-in-fact

Buenos Aires, June 24th 2021

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

PESA Legal Note N° 99/21

Ref.: Sale of Edenor Class A shares

I am pleased to address you, in my capacity of Market Relations Manager of Pampa Energía S.A. (the "Company" or "Pampa"), in relation to the relevant event published by the Company on December 28, 2020 (the "Relevant Event") and in order to comply with Regulations of the Argentine Securities and Exchange Commission in its article 2 of Chapter I of Title XII (T.O. 2013). All terms not defined herein will have the meaning assigned to them in the Relevant Event.

In this sense, it is reported that as off today, Resolution No. 207/2021 of the National Electricity Regulator was published in the Official Gazette, by which said entity authorizes the Company to transfer all the Class A shares, representing 51% of the share capital and votes of Empresa Distribuidora y Comercializadora Norte SA to Empresa de Energía del Cono Sur S.A. according to the share purchase agreement signed on December 28, 2020.

Without further ado, I greet you very kindly.

Maria Agustina Montes

Market Relations Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: June 24, 2021